Filed pursuant to Rule 433
Registration No. 333-169401

Final Term Sheet

September 16, 2010

TRANSOCEAN INC.

$1,100,000,000 4.95% SENIOR NOTES DUE 2015

$900,000,000 6.50% SENIOR NOTES DUE 2020

Fully and Unconditionally Guaranteed By

Transocean Ltd.

Issuer:	Transocean Inc.

Guarantor:	Transocean Ltd. (NYSE: RIG) (SIX: RIGN)

Title of securities:	4.95% Senior Notes Due 2015 (“2015 Notes”)
6.50% Senior Notes Due 2020 (“2020 Notes,” and, together with the 2015 Notes, the “Notes”)

Expected ratings (Moody’s/S&P)*:	Baa3/BBB (negative/negative)

Aggregate principal amount offered:	2015 Notes: $1,100,000,000
2020 Notes: $900,000,000

Trade date:	September 16, 2010

Settlement date (T+3):	September 21, 2010

Final maturity date:	2015 Notes: November 15, 2015
2020 Notes: November 15, 2020

Interest payment dates:	May 15 and November 15 of each year, commencing on November 15, 2010

Optional redemption:	Redeemable at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of Treasury plus 0.50% in the case of the 2015 notes and Treasury plus 0.50% in the case of the 2020 notes

Coupon:	2015 Notes: 4.95%
2020 Notes: 6.50%

Treasury benchmark:	2015 Notes: 1 1/4% due August 31, 2015
2020 Notes: 2 5/8% due August 15, 2020

Benchmark yield:	2015 Notes: 1.463%
2020 Notes: 2.761%

Spread to benchmark:	2015 Notes: +350 bps
2020 Notes: +375 bps

Yield to maturity:	2015 Notes: 4.963%
2020 Notes: 6.511%

Price to public:	2015 Notes: 99.948%
2020 Notes: 99.930%

Proceeds to Issuer before expenses:	2015 Notes: 99.348% ($1,092,828,000)
2020 Notes: 99.280% ($893,520,000)

Anticipated use of net proceeds:	$1,299 million to fund the expected repurchase by the Issuer of its 1.625% Series A Convertible Senior Notes due December 2037 (pursuant to the option of holders of those notes to require repurchase by the Issuer in December 2010) and approximately $685 million to fund the intended repurchase of a portion of the Issuer’s 1.50% Series B Convertible Senior Notes due 2037 and 1.50% Series C Convertible Senior Notes due December 2037, through repurchases in the open market, in privately negotiated transactions or in tender offers. The Issuer intends to use the remainder, if any, of the net proceeds for general corporate purposes in its operations including but not limited to capital expenditures, acquisitions or repayment or refinancing of debt. Pending application of the net proceeds, the Issuer intends to invest such proceeds in short-term investments.

CUSIP/ ISIN:	2015 Notes: 893830 AX7/ US893830AX70
2020 Notes: 893830 AY5/ US893830AY53

Joint Book-Running Managers:	Goldman, Sachs & Co., J.P. Morgan Securities LLC, Citigroup Global Markets Inc.

Senior Co-Managers:	Credit Agricole Securities (USA) Inc., Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Banc of America Securities LLC, Barclays Capital Inc., BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, DnB NOR Markets, Inc., HSBC Securities (USA) Inc., RBS Securities Inc., UBS Securities LLC, Wells Fargo Securities, LLC

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Guarantor has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Goldman, Sachs & Co. at (866) 471-2526 (toll free),

J.P. Morgan Securities LLC (212) 834-4533 (collect), or

Citigroup Global Markets Inc. (877) 858-5407 (toll free).

The information in this term sheet supplements the Company’s Preliminary Prospectus Supplement, dated September 16, 2010. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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